Buenos Aires, August 30th, 2019

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.: Relevant Event. Convening of a Shareholders’ Meetings.

Dear Sirs:

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) to inform that on the date hereof the Board of Directors of the Company resolved to convene an: (i) Extraordinary General Shareholders’ Meeting for October 1, 2019 at 11 am and (ii) Extraordinary General Shareholders’ Meeting for October 15, 2019 at 11 am. Both meetings will be held at the Company offices located in Maipú 1, City of Buenos Aires,

Sincerely,

María Agustina Montes

Head of Market Relations